Sub-Item 77D: Policies with respect to security investments

[Mutual Funds]

Pursuant to a prospectus supplement dated June 20, 2002, The Hartford Small Company Fund amended its definition of small capitalization company to companies with market capitalizations within the collective range of the Russell 2000 and Standard & Poor's 600 Indices. The fund's previous definition included companies within the range of the Russell 2000 index alone.
The change was effective August 20, 2002.

Pursuant to a prospectus supplement dated June 20, 2002, each of The Hartford MidCap Value Fund and The Hartford MidCap Fund amended its definition of mid capitalization company to companies with market capitalizations within the collective range of the Russell Midcap and Standard & Poor's MidCap 400 Indices. The MidCap Fund's previous definition included the Standard & Poor's MidCap 400 Index alone. The MidCap Value Fund's previous definition included companies with a minimum market capitalization of $500 million and a maximum market capitalization not exceeding the largest market capitalization of the Russell MidCap Index.
The change was effective August 20, 2002.